Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-174996

August 23, 2011

Prospectus Supplement No. 1

Teletouch Communications, Inc.

20,499,001 shares

This prospectus amends the prospectus dated July 13, 2011 to allow sales, from time to time, of up to 20,499,001 shares of our common stock by the shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders”. We will not receive proceeds from the sale of our shares by selling shareholders.

Our common stock is presently quoted for trading on the OTC Bulletin Board under the symbol “TLLE.OB” On August 18, 2011, the last sales price of the common stock, as reported on the OTC Bulletin Board was $0.51 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on August 18, 2011 (the “August 8-K”), which is set forth below and to update the Principal Shareholders table set forth in the July 13, 2011 prospectus to update certain beneficial ownership information contained therein following the events disclosed in the August 8-K. This prospectus supplement should be read in conjunction with the prospectus dated July 13, 2011, which is to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 23, 2011

PRINCIPAL SHAREHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock as of August 18, 2011 by:

•	each person known to us that beneficially owns more than 5% of our outstanding shares of common stock;
•	each of our directors;

•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated in the table below, the address for each principal shareholder is in the care of 5718 Airport Freeway, Fort Worth, Texas 76117.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	% of Common Shares Beneficially Owned
Robert M. McMurrey (2)(3)(6)	31,769,493	62.8%
Progressive Concepts Communications, Inc. (6)	28,650,999	58.8%
TLL Partners, L.L.C. (6)	28,650,999	58.8%
Stratford Capital Partners, L.P. (4)(5)	17,610,000	36.1%
Retail & Restaurant Growth Capital, L.P. (4)(5)	11,740,000	24.1%
Lazarus Management Company, LLC (7)	5,000,000	10.3%
Thomas A. Hyde, Jr. (2)(8)	2,451,974	4.8%
Douglas E. Sloan (2)(10)	1,032,631	2.1%
Michael Dickens (2)(10)	333,333	*
Clifford McFarland (3)(9)	216,331	*
Henry Y.L. Toh (3)(10)	216,998	*
Marshall G. Webb (3)(10)	216,998	*
All Named Executive Officers and Directors as a Group (7 Persons)	36,237,758	66.1%
______________
*	Indicates less than 1.0%.

(1)           Unless otherwise noted in these footnotes, Teletouch believes that all shares referenced in this table are owned of record by each person named as beneficial owner and that each person has sole voting and dispositive power with respect to the shares of common stock owned by each of them. In accordance with SEC Rule 13d-3, each person’s percentage ownership is determined by assuming that the options or convertible securities that are held by that person, and which are exercisable within 60 days, have been exercised or converted, as the case may be.

(2)           Named Executive Officer.

(3)           Director.

(4)           Includes 2,610,000 shares of the Company’s common stock transferred to Stratford Capital Partners, L.P. (“Stratford”) in connection with the restructuring of the subordinated debt at PCI. TLL Partners, L.L.C., a Delaware limited liability company (“TLLP”) transferred such shares to Stratford in August 2006 as partial settlement of the junior debt obligations of PCI with the balance of the junior debt converted into redeemable Series A Preferred Unit membership interests (the “Preferred Units”) in  TLLP. Stratford’s mailing address is 300 Crescent Court, Suite 1600, Dallas, Texas 75201. Also, includes 15,000,000 shares of the Company’s common stock transferred to Stratford by TLLP in connection with the transactions described in the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2011 (the “August 18 8-K”), a copy of which is attached, (i) in redemption of all outstanding Preferred Units in TLLP held by Stratford and (ii) a cash payment by Stratford to TLLP in the amount of $2,250,000. The shares so transferred (along with the shares transferred to RRGC as described in Note (5) below), are subject to (i) a call option in favor of TLLP (the “Call Option”) which will permit TLLP for a period of 15 months (the “Option Period”) to purchase some or all of such shares at an exercise price of $1.00 per share, and (b) a put option (the “Put Option”) in favor of Stratford and RRGC to sell to TLLP for thirty 30 days following the conclusion of the 15-month option period some or all of such shares then held by Stratford and RRGC at an exercise price $1.00 per share. Beginning on March 17, 2012, Stratford is free to distribute, sell or otherwise dispose of the shares subject to the call option. If it does so, the number of shares subject to the call option and the put option will be reduced on a share-for-share basis.  Also, to the best of the Company’s knowledge, during the Option Period, Stratford and RRGC agreed to vote all such transferred shares on any matter submitted to a vote of the Company’s shareholders in the same proportion which other shares of the Company are voted for such matter.  The share transfers to Stratford and RRGC (as described in this Note and Note (5) below) which were completed on August 17, 2011, constituted a change of control of the Company since, following Stratford’s and RRGC’s acquisition and beneficial ownership of 29,350,000 shares or 60.2% of the Company’s outstanding securities, Stratford and RRGC, collectively, now control the Company, as stated in the combined Schedule 13D/A by Stratford Capital and RRGC filed by each of them with the Securities and Exchange Commission on August 11, 2011 (the “13D/A”).  Information regarding this beneficial owner is furnished partially in reliance upon this 13D/A filing.

(5)           Includes 1,740,000 shares of the Company’s common stock transferred to Retail & Restaurant Growth Capital, L.P. (“RRGC”) in connection with the restructuring of the subordinated debt at PCI. TLLP transferred such shares Stratford in August 2006 as partial settlement of the junior debt obligations of PCI with the balance of the junior debt converted into Preferred Units in TLLP. RRGC’s mailing address is 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074. Also, includes 10,000,000 shares of the Company’s common stock transferred to Stratford by TLLP in connection with transactions described in the August 18 8-K, a copy of which is attached hereto, (i) in redemption of all outstanding Preferred Units in TLLP held by RRGC and (ii) a cash payment by Stratford to TLLP in the amount of $1,500,000. The shares so transferred to RRGC (along with the shares transferred to Stratford as described in Note (4) above), are subject to (i) the same Call Option which will permit TLLP for a period of 15 months to purchase some or all of such shares at an exercise price of $1.00 per share, and (b) the same Put Option to sell to TLLP for thirty 30 days following the conclusion of the 15-month option period some or all of such shares then held by Stratford and RRGC at an exercise price $1.00 per share. Beginning on March 17, 2012, RRGC is free to distribute, sell or otherwise dispose of the shares subject to the call option. If it does so, the number of shares subject to the call option and the put option will be reduced on a share-for-share basis.  The share transfers to Stratford and RRGC (as described in this Note and Note (4) above) which were completed on August 17, 2011, constituted a change of control of the Company, and Stratford and RRGC, collectively, now control the Company, as stated in the 13D/A.  Information regarding this beneficial owner is furnished partially in reliance upon this 13D/A filing.

(6)           Robert M. McMurrey is the sole manager of TLLP, and Progressive Concepts Communications, Inc., a Delaware corporation (“PCCI”) owns all the common membership interests of TLLP. Mr. McMurrey controls PCCI by virtue of his ownership of approximately 94% of the issued and outstanding common stock of PCCI. Mr. McMurrey and PCCI have shared voting and dispositive power with respect to all the shares owned by TLLP. Mr. McMurrey controls Rainbow Resources, Inc. (“RRI”) and is the direct owner of the 40,442 shares shown as owned directly. Following the August 2011 disposition and transfers of its securities of the Company to Stratford and RRGC (as described in Notes (4) and (5) above), TLLP no longer controls the Company. However, pursuant to the beneficial ownership requirements set forth in SEC Rule 13d-3, TLLP’s beneficial ownership includes 25,000,000 shares of the Company’s common stock that are owned by Stratford and RRGC which are subject to the Call Option as described in Notes (4) and (5) above. Also, the figures for Mr. McMurrey include the 1,200,000 shares held of record by RRI. Also included in the figures for Mr. McMurrey are 40,442 shares of common stock owned personally by Mr. McMurrey and 1,878,052 shares underlying stock options issued to Mr. McMurrey which are all vested. In August 2008, Mr. McMurrey was granted 921,052 options to purchase common stock, 301,017 of which which vested in August 2009, 307,017 of which vested in August 2010 and 307,018 of which vested in August 2011. In June 2009, June 2010 and June 2011, under the terms of his employment agreement effective June 1, 2008, Mr. McMurrey was granted 319,000 options to purchase common stock for a cumulative total of 957,000 options granted which vested immediately upon issuance.  Information regarding this beneficial owner is furnished partially in reliance upon a Form 4 filing with the SEC dated August 15, 2011 by Robert M. McMurrey disclosing the changes in beneficial ownership by him and his affiliates.

(7)            The securities reported as beneficially owned by Lazarus Management Company LLC (“Lazarus Management”) are held by or for the benefit of Lazarus Investment Partners LLLP (“Lazarus Partners”).  Lazarus Management, as the investment adviser and general partner of Lazarus Partners and Justin B. Borus, as the managing member of Lazarus Management, may be deemed to beneficially own the securities held by Lazarus Management for the purposes of Rule 13d-3 of the Exchange Act of 1934, as amended, insofar as they may be deemed to have the power to direct the voting or disposition of those Securities. The mailing address for Lazarus is 2401 E. 2nd Avenue, Suite 600, Denver, CO 80206.  Information regarding this beneficial owner is furnished partially in reliance upon its Schedule 13G filed with the SEC on  June 3, 2011.

(8)           Includes 2,451,974 shares underlying stock options granted to Mr. Hyde which are all vested.   Mr. Hyde was hired as the Company’s CEO in October 2004. Under the terms of Mr. Hyde’s October 2004 employment agreement, Mr. Hyde was granted 500,000 options to purchase common stock, 166,667 of which vested in October 2005, 166,667 of which vested in May 2006 and 166,666 of which vested in May 2007. Mr. Hyde was granted an additional 400,000 options to purchase common stock in September 2006, 133,334 of which vested in September 2007, 133,333 of which vested in September 2008 and 133,333 of which vested in September 2009. In August 2008, Mr. Hyde was granted 789,473 options to purchase common stock, 263,158 of which vested in August 2009, 263,158 of which vested in August 2010 and 263,157 of which vested in August 2011. In each of June 2009, June 2010 and June 2011, under the terms of his employment agreement effective June 1, 2008, Mr. Hyde was granted 254,167 options to purchase common stock, for a cumulative total of 762,501 options granted, which vested immediately upon issuance.

(9)           Includes 210,331 shares underlying stock options granted to Mr. McFarland and 12,000 shares registered in the name of McFarland, Grossman & Co. (“MGCO”) of which Mr. McFarland is the President and a director. Such 12,000 shares are held by MGCO for the benefit of another entity of which Mr. McFarland is a 50% owner. Mr. McFarland disclaims ownership of 6,000 of such shares. The shares do not include securities owned by TLLP; Mr. McFarland owns a minority interest in PCCI, the parent of TLLP.

(10)           Represents shares underlying stock options.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 17, 2011
Date of Report (date of Earliest Event Reported)

TELETOUCH COMMUNICATIONS, INC.
(Exact Name of Company as Specified in its Charter)

DELAWARE	001-13436	75-2556090
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

5718 Airport Freeway, Fort Worth, Texas 76117
 (Address of principal executive offices and zip code)

(800) 232-3888
 (Company’s telephone number, including area code)

Not applicable
(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                      Entry into a Material Definitive Agreement.

Registration Rights Agreement, Mutual Release with Retail & Restaurant Growth Capital, L.P. (“RRGC”) and Stratford Capital Partners, L.P. (“Stratford Capital”) and Unilateral Release from TLL Partners, LLC (“TLLP”) and Robert M. McMurrey, Chairman and CEO of Teletouch Communications, Inc.

On August 17, 2011, Teletouch Communications, Inc., a Delaware corporation (the “Company” or “Teletouch”) entered into a Registration Rights Agreement (the “RRA”) with Stratford Capital and RRGC, (together, the “Transferees”). Prior to the closing of the transactions described in this Current Report, the Transferees owned all of the issued and outstanding Series A Preferred Units of TLLP, an entity controlled by Robert M. McMurrey, Chairman and Chief Executive Officer of the Company and which was the largest holder of shares of Common Stock of the Company prior to the closing of the transactions disclosed in this Current Report.  Pursuant to the RRA, the Company agreed to file with the U.S. Securities and Exchange Commission, subject to certain restrictions, by October 17, 2011, a registration statement relating to the registration of (i) 4,350,000 shares of the Company’s common stock (the “Existing Shares”) held, in the aggregate, by the Transferees as of the date of the RRA, (ii) 25,000,000 shares of the Company’s common stock (the “New Shares”)  transferred to the Transferees by TLLP pursuant to the Exchange Transaction described below and (iii) 2,650,999 shares of the Company’s common stock being pledged by TLLP as security against the put option held by the Transferees as further described below (the “Pledged Shares”).  (The “Existing Shares” together with the “New Shares” and the “Pledged Shares” are hereafter referred to as the “Registrable Securities.”)  The RRA requires that the Company use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933 and to keep such registration continuously effective thereunder. The RRA also contains indemnification and other provisions that are customary to agreements of this nature.

On August 17, 2011, the Company and the Transferees also executed a mutual release (the “Mutual Release”).  Under the terms of the Mutual Release, (i) the Transferees released each of TLLP  and the Company, as well as the respective affiliated parties of the Company and TLLP (the “Teletouch/TLLP Released Parties”), from any and all past, present, or future claims and causes of action, (a) arising out of or relating in any way to RRGC’s or Stratford Capital’s ownership interest in TLLP or the Company, including, but not limited to, any of TLLP’s actions and omissions in connection with the debt owing by TLLP to Fortress Investment Group or the other Lenders (“Fortress”) under that certain Loan Agreement dated as of August 11, 2006, as amended, supplemented or otherwise modified by TLLP and Fortress (the Company is not a party to such Loan Agreement), (b) arising out of or relating to any actions or omissions of any of the Teletouch/TLLP Released Parties in connection with TLLP or the Company, or (c) arising or in any way relating to any past actions or omissions of TLLP or the Company but excluding, solely with respect to TLLP, certain specified claims, and (ii) each of TLLP and the Company released each of RRGC and Stratford Capital, as well as their respective affiliated parties, from any and all past, present, or future claims and causes of action, arising out of or relating in any way to RRGC’s or Stratford Capital’s ownership interest in TLLP or the Company including, but not limited to, any of RRGC’s or Stratford Capital’s actions and omissions as members of TLLP or stockholders of the Company, and RRGC’s or Stratford Capital’s actions and omissions in connection with the debt due by TLLP to Fortress.  In addition, the Mutual Release provides that each party covenants not to sue any beneficiary of the persons released by it with respect to any released claim, including a third party or derivative claim.  The Company has also been informed that Mr. McMurrey entered into a separate mutual release with the Transferees.

On August 17, 2011, TLLP and Robert McMurrey executed a unilateral release (the “Release”) with the Company.  Under the terms of the Release, (i) TLLP and Mr. McMurrey released the Company, and its affiliated parties, from any and all past, present, or future claims and causes of action.  The Release excludes any and all claims and causes of action that Mr. McMurrey may have as an officer, employee or director of the Company, or of any of its subsidiaries, including without limitation employment claims and obligations, and rights to indemnification enjoyed by Mr. McMurrey arising under applicable law, the Company’s charter, bylaws, contract, or otherwise.  In addition, the Release contains a covenant by TLLP and Mr. McMurrey not to sue the Company or any of its affiliated persons with respect to any of the released claims or causes of action. The Company did not release TLLP or Mr. McMurrey from any claims or causes of action.

The above descriptions of the RRA the Mutual Release and the Release do not purport to be a complete statement of the rights and obligations arising under those documents and are qualified in their entirety by reference to the text of the RRA, the Mutual Release and the Release. Copies of the RRA, the Mutual Release and the Release are attached to this Current Report on Form 8-K as Exhibits 10.1 10.2 and 10.3, respectively. Any information disclosed in this Current Report on Form 8-K or the exhibits hereto shall not be construed as an admission that such information is material.

The RRA and the Mutual Release were executed pursuant to the terms and provisions of a certain binding agreement titled “Heads of Terms” dated August 11, 2011, by and among Stratford Capital, RRGC and TLLP (the “HT Agreement”). The HT Agreement, as amended, required that on or before August 17, 2011, TLLP exchange 25,000,000 shares of its holdings of the Company’s common stock (the “New Shares”) to settle in full TLLP’s approximately $18,200,000 redemption obligation on its outstanding Series A Preferred Units (the “Preferred Units”) and for additional cash consideration totaling $3,750,000 from the holders of these preferred units (the “Exchange Transaction”).  Based on the approximately $21,950,000 consideration exchanged by the holders of the Series A Preferred Units, TLLP realized approximately $0.88 per share in value for the shares of the Company’s common stock transferred in the Exchange Transaction.   As a result of the Exchange Transaction, Stratford Capital and RRGC received 15,000,000 shares and 10,000,000 shares, respectively, of the Company’s common stock in exchange for their respective share of the cash consideration and their respective holdings of the outstanding Preferred Units. The Company is not a party to the HT Agreement, but the Company’s execution of the RRA and the Mutual Release were conditions to the closing of the transactions contemplated by the HT Agreement.  The Company did not receive or issue any securities in connection with the HT Agreement, and except for the benefits received by the Company under the Mutual Release, the Company received none of the consideration payable under the HT Agreement.  The Company determined to execute the RRA and the Mutual Release for a number of reasons, the most significant of which was in order to mitigate the risk of becoming embroiled in disputes and potential litigation among its largest beneficial shareholders.  The Release provided to the Company by TLLP and Mr. McMurrey is not contemplated by the HT Agreement, but was required by the Company in connection with its execution of the RRA and the Mutual Release.  The Company’s execution of the RRA and the Mutual Release, and the Company’s negotiation of, and demand for, the Release issued by TLLP and Mr. McMurrey were approved by the Audit Committee of the Board of Directors, as well as by the Board of Directors, of the Company (with Mr. McMurrey and Mr. Hyde abstaining from the vote).  Mr. McMurrey is the Chairman of the Board and Chief Executive Officer of the Company, and the managing member of TLLP.  Mr. Thomas A. Hyde, Jr. is a Director of the Company, and the President and Chief Operating Officer, and in this capacity Mr. Hyde reports to Mr. McMurrey.

The New Shares to be transferred by TLLP to the Transferees in the Exchange Transaction are subject to (i) a call option in favor of TLLP which permits TLLP for a period of 15 months following the Exchange Transaction (the “Option Period”) to repurchase some or all of the New Shares then held by RRGC or Stratford Capital, on a pro rata, at an exercise price of $1.00 per share, and (ii) a put option in favor of each of RRGC and Stratford Capital to sell to TLLP for 30 days following the conclusion of the Option Period some or all of such New Shares then held by RRGC or Stratford Capital at the same exercise price of $1.00 per share, subject to adjustments and limitations. The obligation of TLLP to pay for the New Shares subject to the put option will be recourse only to TLLP and its assets, and will not be recourse to any other person or entity, including without limitation, a TLLP affiliate, absent fraud or willful misconduct. TLLP’s obligation to pay the put price under the put option will be secured by a perfected pledge over the assets of TLLP.

Also, during the Option Period, each of RRGC and Stratford Capital agree to vote their New Shares on any matter submitted to a vote of shareholders in the same proportion which other shares of the Company are voted for such matter (for example, if 60% of the shares of other shareholders are voted in favor of a matter and 40% are voted against such matter, RRGC and Stratford Capital agree to vote 60% of their shares in favor of such matter and 40% against such matter); provided, however, RRGC or Stratford are not be obligated to vote in a manner that it reasonably determines may expose each entity or its respective officers or directors to liability.

Finally, during the Option Period, each of RRGC and Stratford Capital will be permitted to sell or otherwise transfer its shares of the Company’s common stock free and clear of the options, rights and voting agreements under the HT Agreement, provided that, for seven (7) months following the date of the Exchange Transaction, Stratford Capital and RRGC agree that they will not distribute or otherwise pledge, allocate or hypothecate the New Shares and, so long as the Company has performed and is performing its obligations under the RRA, not sell or otherwise dispose of the New Shares. The call option, the put option and the voting agreement described above apply only to the New Shares then owned by RRGC and Stratford Capital.

In addition, to facilitate the Exchange Transaction, the parties to the HT Agreement also executed a certain Supplemental Agreement and an Escrow Agreement (the “EA”), both dated August 11, 2011. It is the Company’s understanding that a substantial portion of the cash payments deposited pursuant to the EA will be applied in satisfaction of the senior debt owed by TLLP to which would have matured on August 19, 2011, and which will be terminated and canceled in full. The remainder of the escrowed payments by the Transferees will be disbursed to cover TLLP’s expenses in connection with the Exchange Transaction as well as those incurred by the Transferees in connection therewith.

The closing of the Exchange Transaction occurred on August 17, 2011 and constituted a change of control of the Company because, following the Exchange Transaction and their acquisition and beneficial ownership of 29,350,000 shares or 60.2% of the Company’s outstanding securities, the Transferees, collectively, now control the Company, as stated in Schedule 13D/A by Stratford Capital and RRGC filed by each of them with the Securities and Exchange Commission on August 11, 2011 (the “13D/A”). As discussed above, the total cash consideration paid by the Transferees to TLLP in connection with the Exchange Transaction was $3,750,000 which was, to the best of the Company’s knowledge, funded by contributions from the owners of the Transferees to the working capital of each respective entity. Except as described in this Current Report, to the best of the Company’s knowledge, (i) there are no arrangements or understandings by and between TLLP and the Transferees with respect to election of the Company’s directors or any other matters, and (ii) there are no arrangements, the operation of which may result, at a future date, in another change of control transaction excluding the call and put options, as described above, that provide TLLP certain rights to re-acquire the some or all of the New Shares during the Option Period which, if exercised in sufficient quantities, could result in TLLP regaining control of the Company. The beneficial ownership information disclosed above was derived from information disclosed by the Stratford Capital and RRGC on the 13D/A.

The above descriptions of the HT Agreement and ancillary agreements and documents do not purport to be complete statements of the parties’ rights and obligations thereunder and are qualified in its entirety by reference to the text of such agreements and documents. Any information disclosed in this Current Report on Form 8-K or the exhibits hereto shall not be construed as an admission that such information is material.

Item 5.01                      Changes in Control of Registrant

The registrant hereby incorporates by reference the disclosure made in Item 1.01 above.

Item 9.01.                      Financial Statements and Exhibits

10.1	Registration Rights Agreement dated as of August 17, 2011.
10.2	Mutual Release dated as of August 17, 2011
10.3	Release dated as of August 17, 2011

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 18, 2011	By: /s/	Douglas E. Sloan
Name: Douglas E. Sloan
Title: Chief Financial Officer

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